FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you sold or transferred all or some of your ordinary shares on or before 21 March 2006, but those shares are included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock symbol 5 on The Stock Exchange of Hong Kong.

                                                                    4 April 2006

Dear Shareholder

SCRIP DIVIDEND SCHEME AND PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 6 March 2006, your Directors declared a fourth interim dividend for 2005 of US$0.31 per ordinary share, payable on 11 May 2006. You may elect to receive:

1. a scrip dividend of new shares at a 'Market Value' of US$16.8175 (GBP9.621) per share;

2.    a cash dividend in United States dollars, sterling, or Hong Kong dollars;
      or

3.    combinations of cash and scrip dividends.

For illustration, using the exchange rates on 28 March 2006, the fourth interim dividend in sterling and Hong Kong dollars would have been approximately GBP0.177 and HK$2.405. The precise amounts which will be payable per ordinary share in either sterling or Hong Kong dollars on 11 May 2006 will be converted from United States dollars using the exchange rates on 2 May 2006 as explained on page 2. Please read this letter carefully.

1.   Scrip dividend
     If you have already given standing instructions to receive new shares under the Scrip Dividend Scheme, you will find an Entitlement Advice enclosed with this letter. You need take no further action if you wish to receive the number of new shares shown on the Entitlement Advice. If you do not wish to receive the maximum entitlement to new shares, a letter revoking your standing instructions must be received by the appropriate Registrars, at the address given on page 8, by close of business on 27 April 2006. If you wish to receive new shares in respect of only part of this dividend, or if you wish to receive your cash dividend in any combination of United States dollars, sterling and Hong Kong dollars, please also ask the Registrars for a Form of Election in time to return it to them by 27 April 2006.

     If you have not previously given standing instructions to receive new shares under the Scrip Dividend Scheme and you wish to receive new shares in lieu of the cash dividend, you should complete and sign the Form of Election enclosed with this letter and return it to the appropriate Registrars, at the address given on page 8, by 27 April 2006. If you take no action, you will receive the dividend in cash in the currency indicated on the Form of Election.

     We will calculate your entitlement to new shares using a 'Market Value' of US$16.8175 (GBP9.621) for each new share. An explanation of the calculation of 'Market Value' and the basis of allotment of new shares is set out in paragraphs 2 and 3 of the Appendix to this letter.

     Since fractions of shares cannot be issued, if you have elected to receive the maximum entitlement to new shares, any residual dividend entitlement will be carried forward in United States dollars. This will be added to the next dividend to determine the number of new shares to be received on that occasion. Residual dividend entitlements carried forward will not bear interest.

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

     The scrip dividend alternative will enable shareholders to increase their holdings of shares without incurring dealing costs or stamp duty. However, the scrip dividend on shares held through the American Depositary Receipt programme or Euroclear France, the settlement and central depositary system in France, will be subject to Stamp Duty Reserve Tax, currently 1.5 per cent of the Market Value. To the extent that shareholders elect to receive new shares, the Company will benefit by retaining cash which would otherwise be payable by way of dividend. The Appendix to this letter sets out details of the Scrip Dividend Scheme and provides a general outline of the tax considerations in the United Kingdom and overseas.

     Please read the next section regarding the payment of dividends in cash, even if you wish to receive your dividend in the form of new shares.

 2.  Cash dividend

     If your shares were recorded on the Principal Register at close of business on 24 March 2006, you will automatically receive any dividends payable to you in cash in sterling, unless you have previously elected to receive payment in United States dollars or Hong Kong dollars. However, if your address is in the United States you will automatically receive any dividends payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

     If your shares were recorded on the Hong Kong Overseas Branch Register at close of business on 24 March 2006, you will automatically receive any dividends payable to you in cash in Hong Kong dollars, unless you have previously elected to receive payment in United States dollars or sterling.

     If your shares were recorded on the Bermuda Overseas Branch Register at close of business on 24 March 2006, you will automatically receive any dividends payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

     The currency in which any dividends payable to you in cash is to be paid is stated on the accompanying Form of Election or Entitlement Advice. If you wish to give standing instructions to receive such dividends in one of the other available currencies (United States dollars, sterling or Hong Kong dollars), you should complete the One Currency Election on page 2 of the Form of Election or Entitlement Advice. Completion of the One Currency Election will not revoke a standing instruction to receive the maximum entitlement to new shares under the Scrip Dividend Scheme.

 3.  Combinations of cash and scrip dividends

     If you wish to receive this dividend in a combination of the available currencies or in a combination of cash and new shares, you must complete Section B on page 1 of the Form of Election. If you have received an Entitlement Advice with this letter and not a Form of Election, and you wish to receive your dividend in cash, in any combination of the available currencies, or in a combination of cash and new shares, you should write to the appropriate Registrars, at the address given on page 8, to revoke your standing instructions for scrip dividends and to request a Form of Election in time to return it to them by 27 April 2006.

Dividends payable in sterling or Hong Kong dollars on 11 May 2006 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 2 May 2006. The exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Dividend warrants and, where applicable, new share certificates are expected to be mailed to shareholders on or about 11 May 2006.

Whether you elect to receive your dividends in cash or in shares, it is recommended that you complete and return the Dividend Payment Instruction on page 2 of the accompanying Form of Election or Entitlement Advice so that any dividends payable to you in cash can be sent to your bank account(s) as you require. It is not necessary for you to complete the Dividend Payment Instruction if you have already given instructions for cash dividends to be sent direct to your bank account and you do not wish to change those instructions.

Yours sincerely

[signature]

R G Barber
Group Company Secretary

APPENDIX

SCRIP DIVIDEND SCHEME ('THE SCHEME')

 1.  Terms

     The Scheme, authority for which shareholders renewed at the Annual General Meeting on 31 May 2002 for a further five-year period, will apply in respect of the fourth interim dividend for 2005.

     Holders of ordinary shares on the Principal Register as at the close of business in England on 24 March 2006 or on the Hong Kong Overseas Branch Register as at the close of business in Hong Kong on 24 March 2006 or on the Bermuda Overseas Branch Register as at the close of business in Bermuda on 24 March 2006 (other than those shareholders referred to below) will be able to elect to receive new shares in respect of all or part of their holdings of shares (see paragraph 3 below) as an alternative to receiving the fourth interim dividend for 2005 of US$0.31 per share in cash. The new ordinary shares will be issued subject to the Memorandum and Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.

 2.  Market Value

     The 'Market Value' is the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the five business days beginning on 22 March 2006 (the day on which the shares were first quoted ex-dividend). Since the dividend is declared in United States dollars, the average of the middle market quotations of GBP9.621 was then converted into United States dollars using the exchange rate quoted by HSBC Bank plc in London at 11.00 am on 28 March 2006, giving the Market Value of US$16.8175 for each new share.

     3. Basis of allotment and examples

     Your entitlement to new shares is based on:
     (a) the Market Value (as defined in paragraph 2 above) of US$16.8175 per share;
     (b) the cash dividend of US$0.31 per share;  and
     (c) the number of shares held by you on 24 March 2006 ('the record date'). The formula used for calculating your entitlement is as follows:
          Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election
          Maximum  dividend  available
                   Market Value = maximum number of new shares (rounded down to the nearest whole number)
     You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.

     If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available on your shareholding. This residual dividend entitlement will be carried forward in United States dollars (without interest) to the next dividend (see Example 1).
     If you choose to take only part of your dividend as new shares, you will receive the balance in cash (see Example 2).

Example 1

If you have 1,000 ordinary shares, your maximum entitlement will be calculated as follows:

Your cash dividend (1,000 x US$0.31)                                             US$310.00
Plus residual dividend entitlement brought forward (say)                           US$4.00
                                                                                     _____
Maximum dividend available                                                       US$314.00
                                                                                     _____
                       US$314.00
Number of new shares = US$16.8175 = 18.671                                 = 18 new shares
Total Market Value of 18 new shares = 18 x US$16.8175                            US$302.72
Plus residual dividend entitlement carried forward (US$314.00 - US$302.72)        US$11.28
                                                                                     _____
                                                                                 US$314.00
                                                                                     _____
Example 2

If you have 1,000 ordinary shares and a residual dividend entitlement brought forward of, say, US$4.00, your maximum entitlement will be 18 new shares, as shown in Example 1. Should you wish to receive only 5 new shares, you should insert this number in the appropriate box in Section B (i) on the Form of Election. The cash balance due to you would then be calculated as follows:

Your cash dividend  (1,000 x US$0.31)                                           US$310.00
Plus residual  dividend  entitlement brought forward (say)                        US$4.00
                                                                                    _____
Maximum dividend  available                                                     US$314.00
                                                                                    _____

Total Market Value of 5 new shares = 5 x US$16.8175                              US$84.09
Plus cash balance (US$314.00 - US$84.09)                                        US$229.91
                                                                                    _____
                                                                                US$314.00
                                                                                    _____

In addition to the 5 new ordinary shares, you will receive a cash balance of US$229.91. The cash balance will be paid to you in the currency indicated in box 4 on the Form of Election, unless you give instructions to the contrary by indicating the currency/currencies you wish to receive in the boxes in Sections B (iii) to B (v). An example of how Section B of a Form of Election might be completed is given below.

Section B Complete this section if you wish to receive your dividend in cash in a combination of the available currencies or in a combination of cash and new shares


I/We wish to receive my/our dividend in shares and/or in cash as follows:
in shares(i)  please insert the number of new shares you wish to receive
              (see box 3 above for maximum)                                                   5  shares
         (ii) total value of new shares you wish to receive
              (number of new shares in (i) above x US$16.8175)               US$   8   4  0   9
in cash  (iii)in US$                                                         US$   7   6  6   3
         (iv) in sterling, the equivalent of (please insert US$ amount)      US$   7   6  6   4
         (v)  in HK$, the equivalent of (please insert US$ amount)           US$   7   6  6   4
         Maximum  dividend  available  (the sum of (ii) + (iii) + (iv) +     US$3  1   4  0   0
         (v))


 4. Payment of residual dividend entitlements
    Residual dividend entitlements will be payable in cash (without interest) if, at any time, you:
    *  dispose of your entire holding; or
    *  make an election in respect of part of your holding; or
    *  receive the full cash dividend on the whole of your holding; or
    *  revoke your standing instructions to receive scrip dividends; or
    *  so request in writing to the appropriate Registrars.

 5. How to participate in the Scheme
    (a) If you have already given standing instructions to receive new shares under the Scheme, you will find an Entitlement Advice enclosed with this letter. You need take no further action unless you wish to revoke your standing instructions or to elect to receive a smaller number of new shares. If you do not formally revoke your standing instructions by 27 April 2006, you will receive the number of new ordinary shares shown in box 2 on the accompanying Entitlement Advice.

          If you do not wish to receive new shares, a letter revoking the standing instructions to receive scrip dividends must be received by the appropriate Registrars at the address given on the Entitlement Advice by close of business on 27 April 2006. A cash dividend will then be paid on your entire holding in the currency shown in box 5 on the Entitlement Advice. If, however, you wish to receive new shares in respect of only part of this dividend or if you wish to receive any dividend payable to you in cash in a currency/currencies other than that shown in box 5 on the Entitlement Advice, please also ask the Registrars for a Form of Election in time to return it to them by 27 April 2006. In any event, if you revoke your standing instructions you will receive a Form of Election for any future dividends to which the Scheme applies.

    (b) If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive new shares in lieu of a cash dividend on this occasion only, an election to participate in the Scheme must be made on the accompanying Form of Election. The Form is issued to shareholders registered as at 24 March 2006 and should be read in conjunction with this letter. If you wish to elect to receive the maximum entitlement to new shares for this dividend, you may do so by inserting a 'X' in the box in Section A (i) of the Form of Election. If you wish to elect to receive a smaller number of shares than the maximum entitlement, you should complete Section B of the Form. To be valid in respect of the dividend payable on 11 May 2006, a Form of Election must be completed correctly, signed and received by the Registrars at the address given on page 2 of the Form by close of business on 27 April 2006.

    (c) If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive the maximum entitlement to new shares automatically for this and for subsequent dividends to which the Scheme applies, you may do so by inserting a 'X' in the box in Section A (ii) of the accompanying Form of Election and then signing and returning the Form to the Registrars at the address given on page 2 of the Form.

          Completion of Section A (ii) of the Form will ensure that you receive your maximum entitlement to new shares offered in lieu of the fourth interim dividend for 2005 payable on 11 May 2006 and for subsequent dividends. Your standing instructions may be revoked at any time by giving signed notice in writing to the appropriate Registrars.
          However, such revocation will take effect in respect of an offer of shares in lieu of a cash dividend only if the notice is received on or before the final date for receipt of Forms of Election in respect of that dividend. Your standing instructions will lapse automatically if at any time you cease to hold any ordinary shares.

ON THE ASSUMPTION THAT NO RESIDUAL DIVIDEND ENTITLEMENT IS BROUGHT FORWARD, SHAREHOLDERS WITH A HOLDING AS AT 24 MARCH 2006 OF FEWER THAN 55 ORDINARY SHARES WHO HAVE GIVEN STANDING INSTRUCTIONS TO RECEIVE SCRIP DIVIDENDS, OR WHO MAKE AN ELECTION TO RECEIVE SCRIP DIVIDENDS, WILL NOT RECEIVE ANY NEW SHARES ON THIS
OCCASION AND WILL HAVE THEIR DIVIDEND ENTITLEMENT CARRIED FORWARD IN UNITED STATES DOLLARS (WITHOUT INTEREST) AS DESCRIBED ON PAGE 1.

6.   Overseas shareholders
     No person receiving a copy of this document or a Form of Election in any jurisdiction outside the United Kingdom ('UK') or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the UK and Hong Kong who wishes to receive new shares under the Scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the UK and Hong Kong. For example, shareholders in Ontario who have scrip dividend shares allotted to them must ensure that the first trade of their scrip dividend shares is executed on a stock exchange outside Canada.

7.   Issue of share certificates and listing of new shares
     Application will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York, Paris and Bermuda stock exchanges for listing of the new shares.

     Existing ordinary shares on the Principal Register may be held either in certificated form, or in uncertificated form through CREST. Where a shareholder has holdings of ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.

     Definitive share certificates for the new shares issued under the Scheme in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on 11 May 2006, at the same time as warrants in respect of the cash dividend are mailed. New shares issued under the Scheme in respect of holdings of shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 11 May 2006.

     Dealings in the new shares in London, Hong Kong, Paris and Bermuda, and in the American Depositary Shares in New York are expected to begin on 11 May 2006.

8.   If you have sold or transferred your shares
     If you sold or transferred all or some of your ordinary shares on or before 21 March 2006 (the date on which the shares eligible for the fourth interim dividend for 2005 were last quoted cum-dividend on the London, Hong Kong and Bermuda stock exchanges), but those shares are nevertheless included in the number shown in box 1 on the accompanying Form of Election or Entitlement Advice, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

9.   General

     If all shareholders were to elect to take up their entitlements to new shares under the Scheme in respect of the fourth interim dividend for 2005, approximately 209,624,017 new shares would be issued, representing an increase of 1.84 per cent in the issued ordinary share capital of the Company as at 28 March 2006.

     The total cost of the fourth interim dividend for 2005, ignoring any elections for the scrip alternative, is approximately US$3,526 million. The applicable tax credit is the sterling equivalent of approximately US$392 million.

     Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in United States dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC Holdings cannot accept any responsibility for your decision. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers.

     No acknowledgement of receipt of a Form of Election will be issued.

10.  Tax return
     To assist shareholders who receive a scrip dividend, we will send a Notional Tax Voucher which may be needed for tax returns. This will contain the following particulars:

    *  number of ordinary shares held at close of business on 24 March 2006;
    *  number of new ordinary shares allotted;
    *  total dividend payable;
    * residual dividend entitlement (if any) brought forward from previous dividend;
    * residual dividend entitlement (if any) carried forward to the next dividend;
    *  cash equivalent of the new shares allotted; and
    *  amount of UK income tax treated as paid on the new shares.

11.  Taxation

     The precise tax consequences for a shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. The following is a general outline of the tax consequences in the UK and overseas, based on current law and practice.

     No tax is currently withheld from dividends paid by the Company. Such dividends carry a tax credit equal to one-ninth of the dividend.

    (i)  Cash dividends
         UK resident individuals

         Individual shareholders, who are resident in the UK for tax purposes, will generally be subject to income tax on the aggregate amount of the dividend and associated tax credit. For example, on a cash dividend of US$90 an individual would be treated as having received dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10 and as having paid income tax equal to the sterling equivalent of US$10 (the associated tax credit).

         Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay, as the tax liability will be fully extinguished by the associated tax credit.

         Individual shareholders who are not liable to income tax are not able to recover the tax credit.

         Individual shareholders subject to income tax at the higher rate will be liable to tax at a rate of 32.5 per cent on the aggregate of the dividend and the associated tax credit. For example, if a higher rate tax payer were to receive a dividend of US$90, he/she would for income tax purposes be treated as receiving dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10. The related tax liability would be the sterling equivalent of US$32.50. However, the associated tax credit equal to the sterling equivalent of US$10 would be set against the tax liability, leaving the individual with net tax to pay of the sterling equivalent of US$22.50.

         UK resident trustees
         Trustees of discretionary trusts, which are usually liable to pay income tax at the rate of 40 per cent, may be required to account for additional tax on UK dividend income at 32.5 per cent of the aggregate amount, against which the effective 10 per cent tax credit may be offset.

         UK resident companies
         Corporate shareholders (other than certain insurance companies and companies which hold shares on trading account) are not liable to corporation tax or income tax in respect of dividends received from the Company.

         Non-UK residents
         Generally, non-UK residents will not be subject to any UK taxation in respect of UK dividend income nor will they be able to recover the associated tax credit.

         Non-UK resident shareholders may be subject to tax on UK dividend income under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the cash dividend.

         There are special rules which apply to non-UK resident discretionary trusts in receipt of UK dividends.

    (ii) Scrip dividends
         UK resident individuals
         The tax consequences of electing to receive new shares in lieu of a dividend are similar to those of receiving cash dividends.

         Individual shareholders who elect to receive new shares in lieu of a cash dividend will be treated as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. For example, if a shareholder elected to receive new shares in lieu of a US$90 cash dividend, they would for UK tax purposes be treated as receiving income of US$100 and as having paid tax equivalent to US$10.

         Individual shareholders who are liable to income tax at the starting rate or basic rate only will have no further tax to pay. Individual shareholders liable to tax at the higher rate will be liable to pay additional tax at the rate of 22.5 per cent of the aggregate of the cash equivalent and associated tax credit (which equates to the sterling equivalent of US$22.50 in the example above).

         For income tax purposes, HM Revenue and Customs will substitute the market value of the shares on the first day they are dealt on the London Stock Exchange for the "cash equivalent" if the difference between the cash dividend and the market value equals or exceeds 15 per cent of the market value.

         For capital gains tax purposes the new shares will be treated as a separate holding. The base cost of these shares will equal the 'cash equivalent' or, if substantially different, the market value on the first day of dealing.

         UK  resident  trustees
         Trustees of discretionary trusts liable to account for income tax on the income of the trust will be treated as having received gross income equal to the 'cash equivalent' as described above. Any tax liability will be calculated in line with the cash dividend treatment described above (tax at a rate of 32.5 per cent being partially offset by the effective 10 per cent tax credit).

         UK resident companies
         Corporate shareholders will not be liable to corporation tax on the receipt of new shares. For capital gains tax purposes the base cost of these shares will be nil.

         UK resident gross funds/charities
         There is no entitlement, for either a gross fund or charity, to a tax credit and consequently no claim to recover the tax credit will be possible.

         Non-UK residents
         Individual shareholders will be treated for UK tax purposes as having received income of an amount which, when reduced by income tax at the starting rate (currently 10 per cent) is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. No UK tax assessment will be made on such individuals, but the tax credit cannot be recovered.

         However, a non-UK resident shareholder may be subject to tax on the new shares received under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the new shares.

         Residual dividend entitlement
         Under current legislation, a UK resident shareholder will not be subject to UK tax on any amount carried forward as a residual dividend entitlement until either a new share or cash is received. The tax treatment of the new ordinary share will be the same as that of any other new ordinary share issued at the same time as a scrip dividend. Any payment in cash will be taxed as a cash dividend.


                                           Timetable of events

Shares quoted ex-dividend in London, Hong Kong and Bermuda                                   22 March 2006
American Depositary Shares quoted ex-dividend in New York                                    22 March 2006
Record date for the fourth interim dividend for 2005                                         24 March 2006
Shares quoted ex-dividend in Paris                                                           27 March 2006
FINAL DATE FOR RECEIPT BY REGISTRARS OF FORMS OF ELECTION
AND REVOCATIONS OF STANDING INSTRUCTIONS FOR SCRIP DIVIDENDS                                 27 April 2006
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars             2 May 2006
Payment date - dividend warrants mailed;  new share  certificates or Bermuda Overseas
Branch
Register  Transaction  Advices and Notional Tax Vouchers  mailed;  shares credited to
stock ts in CREST                                                                              11 May 2006
Expected first day of dealings in new shares in London, Hong Kong, Paris and Bermuda;
and in American Depositary Shares in New York                                                  11 May 2006

Further copies of this letter, replacement Forms of Election and a Chinese translation of this and future documents may be obtained from the Registrars.

                                                           (Chinese script)

Principal Register                          Hong Kong Overseas Branch Register
Computershare Investor Services PLC         Computershare Hong Kong Investor Services Limited
PO Box 1064                                 Hopewell Centre
The Pavilions                               46th Floor
Bridgwater Road                             183 Queen's Road East
Bristol BS99 3FA                            Wan Chai
United Kingdom                              Hong Kong

Telephone: (44) 0870 702 0137               Telephone: 2862 8555

Bermuda Overseas Branch Register            US Shareholder helpline
Corporate Shareholder Services
The Bank of Bermuda Limited                 Telephone: 1 866 299 4242
6 Front Street
Hamilton HM 11
Bermuda

Telephone: 299 6737



Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, S M Robertson+, H Sohmen* and Sir Brian Williamson+.

* Non-executive Director

+ Independent non-executive Director

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used are elemental chlorine free.

The FSC logo identifies  products which contain wood from  well-managed  forests
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 April, 2006